Exhibit 99.2

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915 www.cardiome.com

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME BOARD CHAIRMAN RETIRES

Vancouver, Canada, March 12, 2007 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced the retirement of the Chairman of the Company’s board of directors, Dr. Mark C. Rogers, effective today. Dr. Rogers had served as Board Chairman for approximately five years, since the merger of Cardiome with Paralex, Inc. in March 2002. Dr. Rogers also has resigned as a member of the Cardiome board.

The Company expects to name a successor at its upcoming board meeting in late March. Vice-Chair and Chief Executive Officer Bob Rieder will co-ordinate board-related activities in the interim.

"It has been a pleasure to participate in the process by which Cardiome grew over the past five years from a $30 million market-cap development company on the Toronto Stock Exchange to a nearly $800 million market-cap pharmaceutical corporation now also listed on NASDAQ,” stated Dr. Rogers. “Nevertheless, the extent of my responsibilities in other companies which could undergo expansion as well now take much more of my time. Given the continuity of leadership with Bob Rieder, CEO and Vice-Chair at Cardiome, it seemed best to no longer divide my time between multiple responsibilities. Cardiome's growth is best served by a Chairman who can focus exclusively on Cardiome and I wish the Company well in its future progress.”

"Dr. Rogers has been Chair through a very rapid growth phase for Cardiome and has devoted enormous time and energy helping us succeed during that period,” stated Mr. Rieder. “Given Dr. Rogers newest business interests, his decision seems natural and well timed. Nevertheless, we will very much miss his energy, experience and wisdom."

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing. Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.